UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                            EAGLE SUPPLY GROUP, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   269894-10-1
           ----------------------------------------------------------
                                 (CUSIP Number)

               Frederick M. Friedman c/o Eagle Supply Group, Inc.
           122 East 42nd Street, Suite 1116, New York, New York 10168
                                 (212) 986-6190
           ----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 17, 1999
           ----------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269894-10-1              SCHEDULE 13D                Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      TDA INDUSTRIES, INC.  11-2117396
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO + WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               5,100,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        5,100,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,100,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      Approximately 60.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 269894-10-1              SCHEDULE 13D                Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FREDERICK M. FRIEDMAN
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO + WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,100,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      Approximately 60.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 269894-10-1              SCHEDULE 13D                Page 4 of 8 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      DOUGLAS P. FIELDS
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO + WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,100,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      Approximately 60.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      The class of securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the "Common Stock"), of EAGLE SUPPLY GROUP, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 122 East 42nd Street, Suite 1116, New York, New York 10168.

Item 2. Identity and Background

      This statement is being filed by a group consisting of TDA Industries, Inc., Douglas P. Fields and Frederick M. Friedman (the "Reporting Group"). Messrs. Fields and Friedman are executive officers and directors of the Issuer and TDA Industries, Inc. ("TDA") and they are also the controlling shareholders of TDA.

      TDA and Messrs. Fields and Friedman have a business address located at 122 East 42nd Street, New York, New York 10168.

      Douglas P. Fields is the Chairman of the Board of Directors, Chief Executive Officer and a Director of the Issuer and each of the Issuer's subsidiaries. Mr. Fields is the Chairman of the Board of Directors, President and Chief Executive Officer of TDA and Chief Executive Officer and a Director of each of TDA's subsidiaries.

      Frederick M. Friedman is the Executive Vice President, Chief Financial Officer, Treasurer, Secretary and a Director of the Issuer and each of the Issuer's subsidiaries. Mr. Friedman is the Executive Vice President, Chief Financial Officer, Treasurer, Secretary and a Director of TDA and Treasurer, Secretary and a Director of each of TDA's subsidiaries.

      During the past five years, no member of the Reporting Group (including the officers and directors of TDA) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Messrs. Fields and Friedman are citizens of the United States of America. TDA is a New York corporation.

Item 3. Source and Amount of Funds or Other Consideration

      TDA purchased 2,000,000 shares of the Issuer's Common Stock on or about May 17, 1996 for the sum of $200.00. On the effective date (March 12, 1999) of the Issuer's initial public offering registration statement ("IPO") (SEC File No. 333-09951), TDA purchased 100,000 shares of the Issuer's Common Stock being sold as part of the IPO for $500,000. The source of the funds to make the foregoing purchases was TDA's general working capital. Simultaneously with the closing of the IPO on March 17, 1999 (the "Closing") and pursuant to a purchase agreement executed and delivered on March 17, 1999 (the "Acquisition Agreement"), the Issuer acquired Eagle Supply, Inc. ("Eagle"), JEH/Eagle Supply, Inc. ("JEH


                                Page 5 of 8 Pages

Eagle") and MSI/Eagle Supply, Inc. ("MSI Eagle") from TDA, and TDA received 3,000,000 shares of the Issuer's Common Stock.

Item 4. Purpose of Transactions

      Investment purposes.

Item 5. Interest in Securities of the Issuer

      At March 17, 1999, the aggregate number of shares of the Common Stock of the Issuer owned by the Reporting Group was 5,100,000 representing approximately 60.4% of the Issuer's issued and outstanding Common Stock.

      All of said 5,100,000 shares of the Issuer's common stock were owned, of record, and beneficially by TDA which possesses voting and dispositive power of said shares.

      Douglas P. Fields owns, of record, no shares of the Issuer's Common Stock. Frederick M. Friedman owns, of record, no shares of the Issuer's Common Stock. Messrs. Fields and Friedman are executive officers, directors and, together, are the controlling shareholders of TDA. As a consequence of their control of TDA, each of Messrs. Fields and Friedman are deemed to be the beneficial owners of the 5,100,000 shares of the Issuer's Common Stock owned by TDA.

      Individually, neither Mr. Fields nor Mr. Friedman have the right to vote and/or dispose of said 5,100,000 shares. However, as control persons of TDA, together they have both voting and dispositive power as to such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7. Material to be Filed as Exhibits

      Agreement among the Reporting Group to file a single Statement on Schedule 13D on behalf of each of them.


                                Page 6 of 8 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

                                    /s/ Douglas P. Fields
Dated: March 29, 1999               -----------------------------------
                                    Douglas P. Fields

                                    /s/ Frederick M. Friedman
Dated: March 29, 1999               -----------------------------------
                                    Frederick M. Friedman


                                    TDA INDUSTRIES, INC.

Dated: March 29, 1999           By: /s/ Frederick M. Friedman
                                    -----------------------------------
                                    Name: Frederick M. Friedman
                                    Title: Executive Vice President


                                Page 7 of 8 Pages

                                     EXHIBIT

      The undersigned hereby agree as follows:

      WHEREAS, the undersigned may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Eagle Supply Group, Inc.;

      NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13D is to be filed with the SEC on behalf of each of them.

                                    /s/ Frederick M. Friedman
Dated: March 29, 1999               -----------------------------------
                                    Frederick M. Friedman

                                    /s/ Douglas P. Fields
Dated: March 29, 1999               -----------------------------------
                                    Douglas P. Fields


                                    TDA INDUSTRIES, INC.

Dated: March 29, 1999           By: /s/ Frederick M. Friedman
                                    -----------------------------------
                                    Name: Frederick M. Friedman
                                    Title: Executive Vice President


                                Page 8 of 8 Pages